Exhibit 2
Executed Version

REDEMPTION AGREEMENT

THIS REDEMPTION AGREEMENT (this "Agreement") is entered into as of November 24, 2025 (the "Effective Date"), by and among BUSI II-C L.P., a Delaware limited partnership ("BUSI"), Brookfield Real Estate Income Trust Inc., a Maryland corporation (the "REIT"), Brookfield REIT OP GP LLC, a Delaware limited liability company (the "OP GP"), and Brookfield REIT Operating Partnership L.P., a Delaware limited partnership (the "Operating Partnership").

RECITALS

WHEREAS, the REIT is a public non-listed REIT; each of BUSI and the REIT is a limited partner of the Operating Partnership, which serves as the operating partnership for the REIT; the OP GP is the general partner of the Operating Partnership and BUSI is a direct or indirect subsidiary of Brookfield Corporation, an Ontario corporation.

WHEREAS, BUSI currently holds 2,353,304.843 Class E units of limited partnership interest in the Operating Partnership ("Class E OP Units"), having a net asset value ("NAV") per unit of $10.4490 as of the Effective Date, and 26,862,937.657 Class I-1 units of limited partnership interest in the Operating Partnership ("Class I-1 OP Units") having a NAV per unit of $10.4584 as of the Effective Date.

WHEREAS, BUSI desires that the Operating Partnership redeem its 2,353,304.843 Class E OP Units for 2,353,304.843 Class E shares of the REIT's common stock, par value $0.01 per share ("Class E REIT Shares") and redeem its 26,862,937.657 Class I-1 OP Units for 26,862,937.657 Class I shares of the REIT's common stock, par value $0.01 per share ("Class I REIT Shares"). This results in a notional value of the securities so redeemed of $305,533,029.50, and the REIT (including the board of directors of the REIT), the OP GP and the Operating Partnership desire to effect such redemption.

NOW, **THEREFORE**, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Redemption. As of 11:59:00 p.m. Eastern Time on the Effective Date, BUSI hereby irrevocably (i) presents for redemption the entirety of its 2,353,304.843 Class E OP Units and 26,862,937.657 Class I-1 OP Units (the "Tendered Units"), (ii) surrenders such Tendered Units and all right, title and interest therein and (iii) directs that the 2,353,304.843 Class E REIT Shares and 26,862,937.657 Class I REIT Shares (the "REIT Shares Amount") deliverable upon exercise of the redemption right be registered or placed in the name of BUSI II-C L.P., with a mailing address of 250 Vesey Street, 15th Floor, New York, NY 10281. In connection with the foregoing:

      a.   BUSI shall be deemed to have offered to sell the Tendered Units to the OP GP and to the REIT;

      b.   the REIT (the "Purchasing Party") shall be deemed to have purchased directly and acquired such Tendered Units by paying to BUSI the REIT Shares Amount;

      c.   the Operating Partnership hereby directs the Purchasing Party to issue and deliver the REIT Shares Amount to BUSI, and the Purchasing Party hereby assumes such obligation;

d.   the REIT Shares Amount is hereby delivered by the Purchasing Party in the form of duly authorized, validly issued, fully paid and nonassessable Class E REIT Shares and Class I REIT Shares free and clear of any pledge, lien, encumbrance or restriction, other than those expressly set forth in the OP LPA;

e.   BUSI hereby withdraws as a limited partner of the Operating Partnership, and the OP GP and the Operating Partnership consent to such withdrawal;

f.   the parties intend that the transaction set forth in this Section 1 be treated and reported for federal income tax purposes as a sale by BUSI of the Tendered Units, together with all the rights afforded to the Tendered Units, to the Purchasing Party in a taxable sale pursuant to Section 741 of the Internal Revenue Code of 1986, as amended, in consideration for the REIT Shares Amount;

g.   an executed affidavit as to ownership matters as of immediately prior to the transaction set forth in this Section 1 is set forth on Exhibit A; and

h.   BUSI undertakes that all Tendered Units are free and clear of all liens.

2.   Further Assurances. At any time and from time to time after the date hereof, at the request and expense of any party, and without further consideration, the other parties shall execute and deliver such other instruments and take such other actions as such party may reasonably request as necessary or desirable in order to more effectively accomplish the transactions contemplated hereunder.

3.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

4.   Counterparts. This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

BUSI II-C L.P.

By: BUSI II GP-C LLC, its general partner

By: /s/ Sara Beugelmans
Name: Sara Beugelmans
Title: President

BROOKFIELD REAL ESTATE INCOME TRUST INC.

By: /s/ Theodore Hanno
Name: Theodore Hanno
Title: Chief Financial Officer

BROOKFIELD REIT OP GP LLC

By: Brookfield Real Estate Income Trust Inc., its sole member

By: /s/ Theodore Hanno
Name: Theodore Hanno
Title: Chief Financial Officer

BROOKFIELD REIT OPERATING PARTNERSHIP L.P.

By: Brookfield REIT OP GP LLC, its general partner

By: Brookfield Real Estate Income Trust Inc., its sole member

By: /s/ Theodore Hanno
Name: Theodore Hanno
Title: Chief Financial Officer

[Signature Page Redemption Agreement]

EXHIBIT A

OWNERSHIP AFFIDAVIT

The undersigned, BUSI II-C L.P., a Delaware limited partnership ("<u>BUSI</u>"), hereby represents, warrants and attests as follows. Terms used but not defined herein have the meanings set forth in the Fifth Amended and Restated Limited Partnership Agreement of Brookfield REIT Operating Partnership L.P., dated as of November 11, 2025.

1. The actual and constructive ownership, as determined for purposes of Sections 856(a)(6) and 856(h) of the Code of REIT Shares, by BUSI, as of immediately prior to the Notice of Redemption, is as follows:

	Actual Ownership	Constructive Ownership
	0.79%	0.79%

[Signature Page Follows]

IN WITNESS WHEREOF, Affiant has executed this Affidavit as of November 24, 2025.

AFFIANT:

BUSI II-C L.P.

By: BUSI II GP-C LLC, its general partner

By: /s/ Sara Beugelmans
Name: Sara Beugelmans
Title: President

Subscribed and sworn to before me this 24th day of November 2025

By: /s/ David Edward Wiederaenders Casey
Notary Public

Commission Expires: October 14, 2028